# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ALTISOURCE PORTFOLIO SOLUTIONS S.A., CIK 0001462418
CUSIP: L0175J104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 33, BOULEVARD PRINCE HENRI, L-1724 LUXEMBOURG CITY, GRAND DUCHY OF LUXEMBOURG, Luxembourg (N4), 50
Date of event which requires filing of this statement: 02/19/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002058293

## Reporting persons
- Concise Capital Management, LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,158,677; sole dispositive power 0; shared dispositive power 5,158,677; aggregate amount beneficially owned 5,158,677 (5.6% of the class)
- Koach Glenn: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Florida (FL); sole voting power 0; shared voting power 5,158,667; sole dispositive power 0; shared dispositive power 5,158,667; aggregate amount beneficially owned 5,158,667 (5.6% of the class)
- KRASNER THOMAS P: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Florida (FL); sole voting power 0; shared voting power 5,158,667; sole dispositive power 0; shared dispositive power 5,158,667; aggregate amount beneficially owned 5,158,667 (5.6% of the class)

## Item 1. Issuer
Name of issuer: ALTISOURCE PORTFOLIO SOLUTIONS S.A.
Address of issuer's principal executive offices: 33, BOULEVARD PRINCE HENRI, L-1724 LUXEMBOURG CITY, GRAND DUCHY OF LUXEMBOURG, LUXEMBOURG, 50.

## Item 2. Person Filing
Name of person filing:
(1) Concise Capital Management, LP ("Concise Capital")
(2) Glenn Koach
(3) Thomas P Krasner (together the "Reporting Persons)
Address of principal business office or, if none, residence: 777 Brickell Ave., Suite 630, Miami, Florida 33131
Citizenship:
(1) Concise Capital is a Delaware limited partnership.
(2) Each of Messrs. Koach and Krasner is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: As of February 19, 2025, Concise Capital may be deemed to be the beneficial owner of 5,158,667 Shares held by funds and separately managed accounts under its control, and as the managers of Concise Capital, each of Messrs. Koach and Krasner may be deemed to be a beneficial owner of those Shares.
Percent of class:
As of February 19, 2025, each of the Reporting Persons may be deemed to be the beneficial owner of the following percentage of the total number of Shares outstanding:
(1) Concise Capital: 5.63%
(2) Glenn Koach: 5.63%
(3) Thomas P Krasner: 5.63%
Sole power to vote or to direct the vote:
(1) Concise Capital: 0 Shares
(2) Glenn Koach: 0 Shares
(3) Thomas P Krasner: 0 Shares
Shared power to vote or to direct the vote:
(1) Concise Capital: 5,158,667 Shares
(2) Glenn Koach: 5,158,667 Shares
(3) Thomas P Krasner: 5,158,667 Shares
Sole power to dispose or to direct the disposition:
(1) Concise Capital: 0 Shares
(2) Glenn Koach: 0 Shares
(3) Thomas P Krasner: 0 Shares
Shared power to dispose or to direct the disposition:
(1) Concise Capital: 5,158,667 Shares
(2) Glenn Koach: 5,158,667 Shares
(3) Thomas P Krasner: 5,158,667 Shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Each of Messrs. Koach and Krasner is filing this Schedule 13G as a control person in respect of Shares beneficially owned by Concise Capital, an investment advisor as described in ss. 240.13d-1(b)(1)(ii)(E). See Item 4(a).

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Concise Capital Management, LP: /s/ Thomas Krasner, Manager (02/27/2025)
- Koach Glenn: /s/ Glen Koach, Glen Koach (02/27/2025)
- KRASNER THOMAS P: /s/ Thomas P Krasner, Thomas P Krasner (02/27/2025)